NEWS RELEASE

RepliCel Launches the Next Stage of a Research Project with the University of British Columbia to Build World-Class Hair Follicle Cell Data Map

Early identification of unique cell markers is expected to have valuable impact on patents, clinical efficacy, and manufacturing optimization

VANCOUVER, BC – 11 May 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”) is pleased to announce it has now signed and launched a new collaborative research project agreement with the University of British Columbia (“UBC”) that enables the second stage of its cell marker research. The project is being co-led by RepliCel’s Dr. Kevin McElwee and UBC’s Professor Youwen Zhou.

The project, commenced in 2017, is designed to deliver a gene and protein expression “map” of healthy hair follicle cells expected to be critically important to improving key components of the manufacturing, regulatory, and clinical profile of RepliCel’s cell therapy products.

The initial stage of the study examined multiple cell types from human hair follicles to identify differences, and similarities, in gene and protein expression with the goal of finding markers of interest which would allow potential optimization in target cell isolation from the initial patient tissue biopsy as well as post-manufacturing final product formulation and correlation of specific cellular sub-populations to clinical efficacy. New patents filed around the discoveries made during this collaboration will accrete value to RepliCel’s overall technology and product portfolio.

This second stage of the project specifically aims to confirm the presence and in situ localization of cells expressing unique markers selected from the initial project’s indicative data and establish robust selection technologies and protocols for the use of the markers in cell isolation and manufacturing of RepliCel’s proprietary tissue regenerative cell therapy products.

About Professor Youwen Zhou, M.D., Ph.D.

Dr. Youwen Zhou is a physician scientist who is a Professor at UBC’s Department of Dermatology and Skin Science.  He received his BS degree from Nankai University, China, a PhD in Molecular Genetics from the State University of New York, and an MD degree from the University of Toronto. After completing dermatology specialty training at UBC, he joined UBC Faculty of Medicine as a physician scientist in dermatology in 2000, and was promoted to full professor in 2013. He founded the UBC Molecular Medicine Lab and Chieng Genomics Center at Vancouver Coastal Health Research Institute (VCHRI) with infrastructure funding from the Canada Foundation for Innovation in 2001. Dr. Zhou's research is centered on biomarkers of skin diseases such as skin lymphoma, melanoma, and vitiligo, using a wide variety of methods and approaches, including genome-wide association studies (GWAS), linkage analysis, next generational sequencing, transcriptional profiling, cellular models, as well as genome editing.

Dr. Zhou has published more than 100 articles in journals such as Nature, Cell, Nature Genetics, and Blood, and holds multiple patents in skin lymphoma diagnostic biomarkers. In 2013, Dr. Zhou was awarded a Barney Usher Award for Outstanding Achievements in Dermatology Research from the Canadian Dermatology Association. Dr. Zhou specializes in the diagnosis and treatment of skin cancers and skin pigmentation disorders, and is a consultant dermatologist at Vancouver General Hospital and British Columbia Cancer Agency. He teaches graduate students, medical students, dermatology residents and postdoctoral fellows. Dr. Zhou is the past president of the Canadian Society of Investigative Dermatology, and served as a board member for Canadian Institutes for Health Research (CIHR) Institute of Musculoskeletal Health and Arthritis (IMHA). He is also a grant reviewer for CIHR, the Canadian Dermatology Foundation, and the Natural Sciences Foundation of China.

About Dr. Kevin McElwee, Ph.D.

Dr. McElwee, co-discoverer of the Company's technology and co-founder of RepliCel, is a former Professor of Biomedical Sciences at the University of Bradford’s Center for Skin Sciences. Previously, he was an Associate Professor in the Department of Dermatology and Skin Health at the University of British Columbia, and Director of the Hair Research Laboratory in the Vancouver Coastal Health Research Institute at Vancouver General Hospital. His research has been funded by competitive grants awarded by multiple organizations including the Canadian Institutes for Health Research (the equivalent of the National Institutes for Health in the USA).

Dr. McElwee is one of only a small group of research scientists worldwide who studies hair biology and associated diseases. He has worked as a hair research scientist for 25 years and has published over 120 medical journal articles and academic book chapters on hair loss research. Dr. McElwee received his Bachelor of Science degree from the University of Aberdeen, Scotland and his PhD from the University of Dundee, Scotland. Postdoctoral training included three years at the Jackson Laboratory in Maine and four years at the University of Marburg, Germany, studying various hair loss diseases. Dr. McElwee continues to serve as the Company’s Chief Scientific Officer.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is exclusively licensed in Asia to Shiseido Company. RepliCel maintains the rights to RCH-01 for the rest of the world. RCT-01 and RCS-01 are exclusively licensed in Greater China to YOFOTO (China) Health Company. RepliCel and YOFOTO are currently co-developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI-02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI-02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being approved for market launch in either the United States or Europe.

Please visit www.replicel.com for additional information.

Notable Facts:

•    RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents having been successfully reviewed by three regulatory agencies.

•    RepliCel now has key strategic partners in the United States, China, and Japan each of which are now investing heavily in the further clinical testing and development of RepliCel's products for their markets. Data from each of the clinical programs will strengthen the product development initiatives for RepliCel and its other partners worldwide.

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com